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                        CINERGI PICTURES ENTERTAINMENT INC.
                                  2308 BROADWAY
                          SANTA MONICA,  CALIFORNIA 90404
                                   (310) 315-6000

                                  NOTICE OF MERGER

                                 December 31, 1997

Dear Stockholder:

     On December 23, 1997, at a Special Meeting of Stockholders of Cinergi Pictures Entertainment Inc. ("Cinergi"), the holders of approximately 75% of the outstanding shares of common stock of Cinergi, par value $.01 per share, voted in favor of the merger of CPEI Acquisition, Inc., a Delaware corporation wholly owned by Andrew G. Vajna, Chairman of the Board of Directors, President and Chief Executive officer of Cinergi, and Valdina Corporation N.V. ("Valdina"), a corporation beneficially owned by Mr. Vajna, with and into Cinergi (the "Merger"). In addition, the Merger was approved by the holders of approximately 91% of the shares voted at the Special Meeting on the Merger Proposal (including abstentions, but excluding broker non-votes), whether in person or by proxy, without taking into account those shares owned by Mr. Vajna, Valdina, affiliates of Mr. Vajna or Valdina, executive officers or directors of the Company, or The Walt Disney Company. Under applicable Delaware law, a certificate of merger was filed with the Secretary of State of the State of Delaware on December 30, 1997.

     The Merger became effective on December 30, 1997 and, thereupon, Cinergi became wholly owned by Mr. Vajna and Valdina. The stock transfer books of Cinergi were also closed as of December 30, 1997.

     Pursuant to the terms of the Merger, each share of Cinergi common stock (other than shares owned by Mr. Vajna or Valdina, treasury shares and shares as to which statutory dissenters' rights are perfected in accordance with Delaware law) has been converted into the right to receive $2.52 in cash, without interest.

     Enclosed is a Letter of Transmittal to be used by former stockholders of Cinergi (other than those who have properly exercised dissenters' rights in accordance with Delaware law) in forwarding to ChaseMellon Shareholder Services, L.L.C. (the "Paying Agent") the certificate(s) which prior to the Merger represented shares of Cinergi common stock. Please read carefully the instructions included in the Letter of Transmittal, complete, date and sign the Letter of Transmittal and send or deliver it, together with your Cinergi certificate(s), to the Paying Agent in the envelope enclosed for that purpose. If needed, additional copies of the Letter of Transmittal may be obtained upon written request to or by telephone to the Paying Agent. As indicated in the instructions to the Letter of Transmittal, in certain circumstances the certificate(s) must be endorsed, including if payment is to be made to someone other than the registered holder of the certificate(s). Your stock certificates together with a completed Letter of Transmittal and any other required documents must be received by the Paying Agent in order for you to receive payment. The method of delivery for such documents is at your election and risk. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

                                          Very truly yours,


                                          CINERGI PICTURES ENTERTAINMENT INC.